April 12, 2016

VIA EDGAR

Marianne Dobelbower, Sr. Disclosure Counsel

Christina DiAngelo Fettig, Sr. Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

TCG Financial Series Trust I

(File Nos.: 333-189479; 811-22826)

TCG Financial Series Trust II (File Nos: 333-189480; 811-22827)

TCG Financial Series Trust III (File Nos.: 333-189482; 811-22828)

TCG Financial Series Trust IV (File Nos.: 333-189483; 811-22829)

TCG Financial Series Trust V (File Nos.: 333-189484; 811-22830)

TCG Financial Series Trust IV (File Nos.: 333-189485; 811-22831)

TCG Financial Series Trust VII (File Nos.: 333-189486; 811-22832)

TCG Financial Series Trust VIII (File Nos.: 333-189487; 811-22833)

TCG Financial Series Trust IX (File Nos.: 333-189489; 811-22834)

TCG Financial Series Trust X (File Nos.: 333-189490; 811-22835)

(each a “Registrant”, and collectively, “the Registrants”)

Dear Ms. Dobelbower & Mrs. Fettig DiAngelo,

Kindly accept this letter in response to your SOX review providing comments to the Registrants’ Post-Effective Amendment filed on October 28, 2015 pursuant to Rule 485(b) and 2015 Annual Report, Form N-CSR filed on September 11, 2015.

Please find below a summary of those comments and the Registrants’ responses, which the Registrants have authorized Thompson Hine LLP to make on behalf of the Registrants.

PROSPECTUS

1. You have asked the Registrant to revise its “Fee Table” to disclose the “Acquired Funds Fees and Expenses” incurred by the Fund.

Response:

-

The Registrant has confirmed that the Fund did not incur “Acquired Fund Fees and Expenses” of an amount deemed to be reportable for the most recent fiscal year-end period.

2. In furtherance of the Registrant’s response to comment #12 in our response letter dated October 28, 2015, wherein you asked that the Registrant clarify whether the Fund intends to invest in any other type of money market securities and not just short-term US Government Securities as such relates to the disclosure in the first sentence of the fifth paragraph of this section, you have subsequently asked that the Registrant clarify that the fund will invest in other money market funds as set forth in the prospectus.

Response:

-

The Fund will invest in other money market funds as set forth in the disclosure found in the penultimate sentence of the fourth paragraph of this section which reads, “The Fund may also invest in other money market funds that have substantially the same investment objective and strategies as the Fund.”

3. You have asked that the disclosure which states that the FDIC insurance is subject to the full faith and credit of the US Government be removed, as you are of the opinion that the FDIC insurance is not subject to the full faith and credit of the US Government.

Response:

-

This disclosure has been revised to state the following: “The FDIC insurance has been affirmed by Congress to be backed by the full faith and credit of the U.S. Government”.

4.  A website for the Funds is not operational.

Response:

-

The website was previously under review by the Fund’s underwriter, Arbor Court Capital, for approval by FINRA. The review has been completed and the website is now active at: catalysttcgfunds.com.

2015 ANNUAL REPORT

5. The shareholder letter disclosed the ratio of net investment income to average net assets stating that “our Funds are among the highest, if not the highest, yielding money market fund.” You asked that if in the future the Advisor is going to make such assertion, that it state such income ratio is largely in part due to expense waivers that may affect the future income yields and recapture.  Please cite the basis and source for such information.

Response:

-

In the future, the shareholder letter, when making such assertion, will add the additional language as requested along with citations to such sources in support of such assertions

6. With regard to the Fund’s Schedule of Investments, you have suggested that all future filings include an additional note to the financial statements that discloses that the Deposits could be checking accounts, money orders, withdrawal accounts, savings accounts or MMDAs and classify these Deposits on the scheduled investments as money market deposit accounts.

Response:

-

In the semi-annual report dated December 31, 2015, the notes to the financial statements have  been revised to disclose that the deposits could be in checking accounts, money orders, withdrawal accounts, savings accounts or money market deposit accounts, as suggested.  Further, on future shareholder reports, the Schedule of Investments will categorize the investments in this manner to provide a more consistent presentation with which the accounting agent, auditors and the advisor agreed to be appropriate.

7. You have noted that a significant portion of the Fund’s Deposits are located in Florida and asked that the Registrant consider including a geographic risk in the prospectus.

Response:

-

The Registrant has considered your suggestion and does not believe that any disclosure is necessarily needed given that the Deposits are FDIC insured.

8. You have asked that the Registrant confirm that any acquired fund fees associated with the short term money market funds has been factored in to the Fee table of the Prospectus.

Response:

-

The “Acquired Fund Fees and Expenses” have been factored into the determination of the Fee Table and Expense Example as required pursuant to the instructions.

9. Relative to Regulation S-X Rule 604 12, you have asked that the Registrant confirm that any payables to related parties, including Trustees, are separately disclosed on the Statement of Assets and Liabilities.

Response:

-

The Registrant has confirmed that there are no related party payables.

10. You noted that the Semi-Annual Report for the period ended 12/31/14 included disclosure regarding the approval of the initial advisory agreement at the Fund’s Organizational Meeting, however there was no additional disclosure reflecting the increase of the management fee in August 2014.  You have asked that additional disclosure be included reflecting the factors that the Board considered in approving that increase in the management fee and that such disclosure be included in the Financial Statements.

Response:

-

The Registrant has included the Board of Trustees’ deliberations in approving of the advisory agreement the advisory fee payable to Catalyst. In Note 4 “Management, Custody and Services Agreement,” the note describes the fees paid to the adviser during the year.

11. You have suggested that with regard to Note #4 to Financial Statements an additional column be included reflecting the limit on the recoupment as it relates to the original expense limitation as such was in effect at the time expenses were initially made.

Response:

-

The Registrant believes that its disclosure relative to Footnote #4 in the Financial Statements satisfies the current rules and regulations applicable thereto.

12. You have asked that, to the extent that Catalyst, as the new Advisor, would be eligible to recoup expenses that were previously waived by the original Advisor, provide an analysis as to why that would be appropriate.

Response:

-

The Registrant has confirmed that, while recoupment of the prior Advisor’s reimbursed expenses are unlikely, Catalyst is contractually entitled to receive such fees as a result of the agreement with the Fund’s previous adviser.

13. You have noted that the expense limitation was amended when Catalyst became the Fund’s new Adviser.  Accordingly, you have asked that additional disclosure be included as to how the Board determined that such a change to the expense limitation is in the best interest for the shareholders.

Response:

-

The Registrant has included the Board of Trustees’ deliberations in the semi-annual report which address the approval of the expense limitation agreement and reflect that the Board reviewed the Advisor’s suggestion and deemed it to be in the best interests of the Fund and its shareholders.

14. You have inquired whether there was any relationship between the Fund, its Trustees and/or officers of the Fund and Charity Deposit Corp, who owned 100% of the Fund at the time.

Response:

-

In 2005, Jorge Coloma, a former owner of Charities Deposit Corp., sold his interest to a group of investors.  A portion of the sale price remains due Mr. Coloma and this debt is collateralized by preferred non-voting shares in the company.

15. You have asked, pursuant to Item 27(d)(1) of N-1A, that the Registrant consider modifying the introductory paragraph to the expense illustration to read similar to that which appears in the instruction to this item.

Response:

-

The Registrant has modified the introduction language to the Expense Example in the semi-annual report dated December 31, 2015, to more closely match the language in Item 27(d)(1).

16. You observed that the internal control report filed with the Fund’s form N-SAR may not have accurately reflected the name of the Fund by eliminating “US” from the name and that this report is to be signed by the Principal Financial Officer and Principal Executive Officer, however Jorge Coloma signed as Treasurer, accordingly, you asked that these items be remedied in the future.

Response:

-

The Registrant will ensure that the Fund name will be accurately reflected on each its internal control reports and that the proper officers execute these reports moving forward in the future.

17.  You noted that the Fund’s N-CSR was filed untimely on September 11th and that which pursuant to Rule 12(b)(25) notification to the SEC should have been filed in anticipation of late filing.

Response:

-

The Registrant did not become aware that its service provider failed to timely file its previously scheduled N-CSR until after examining its filing records a few days thereafter, accordingly, a filing pursuant to Rule 12(b)(25) would not be timely as well.  The Funds’ CCO is working with other service providers to implement additional internal procedures and controls to ensure future filings are made in a timely manner.

18. You observed that the Funds’ Form 40-17g failed to include requisite disclosure relating to the Board’s approval of its joint bond coverage. Accordingly, you asked that this filing be amended to include the requisite disclosure.

Response:

-

The Registrant will be filing this additional disclosure in an amendment to this filing.

19. You observed that in the Registrant’s Form 485(b) filing dated October 28, 2015, the management and expense limitation fees have been changed, however it appears that the Registrant is estimating the Fund’s “Other Expenses” when the Fund has been operating for more than 6 months.  Accordingly, “Other Expenses” should reflect actual expenditures.

Response:

-

The Registrant will be amending its Prospectus to reflect the actual expenses incurred from the prior year’s operations pursuant to the N-1A instructions.

20. You have asked that the Registrant indicate how it is in compliance with the Rule 12(d) requirements and whether it satisfies the exemption set forth under Rule 12(d)(1)(f).

Response:

-

The Registrant’s portfolio holdings in other funds are strictly in money market funds.  Accordingly, pursuant to Rule 12(d)(1)(f) such holdings are exempt from the Rule 12(d) limitations.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc:    James Szilagyi